Exhibit 99.1

Notice of Extraordinary General Meeting and Shareholders' Circular

London: Friday, May 3, 2019: Hutchison China MediTech Limited (“Chi-Med” or “Company”) (AIM/Nasdaq: HCM) today announces that an Extraordinary General Meeting (“EGM”) is to be held at 11:00 a.m. London time on Wednesday, May 29, 2019. An explanatory circular and a form of proxy have been posted to shareholders.

In connection with the Company’s previously announced potential listing on The Stock Exchange of Hong Kong Limited (“SEHK”) and global offering of ordinary shares (collectively, the “Offering”), the Company is proposing to subdivide each existing ordinary share of US$1.00 each into 10 new ordinary shares of US$0.10 each. This will result in shareholders holding 10 new ordinary shares for each existing ordinary share they hold immediately prior to the subdivision. Subject to shareholders’ approval at the EGM and the admission of the new shares to trading on the AIM market of the London Stock Exchange, the subdivision is expected to become effective at 8:00 a.m. London time on Thursday, May 30, 2019. Upon the subdivision, the Company's issued share capital will comprise 666,577,450 new ordinary shares of US$0.10 each based on the number of issued shares as at today’s date. The Board believes that the subdivision would benefit all shareholders and make the Company's shares more accessible to smaller investors. The subdivision may also improve the liquidity of the Company's shares and reduce in percentage terms the bid/offer spread in the Company's shares.

Trading in the new ordinary shares of US$0.10 each is expected to commence at 8:00 a.m. London time on Thursday, 30 May 2019 under new ISIN KYG4672N1198 and SEDOL code BJQ2P07.

Concurrent with the proposed share subdivision, the American Depositary Shares (“ADS”) ratio will be changed from 1 ADS representing one-half of 1 existing ordinary share to 1 ADS representing 5 new ordinary shares, so that the foregoing subdivision of shares should not affect the trading price of the Company’s ADSs on the Nasdaq Global Select Market.

Chi-Med is also seeking approval to adopt a new Memorandum and Articles of Association (“M&A”) to amend certain provisions of the Company’s current M&A to reflect, amongst other things, certain requirements of the SEHK. The proposed adoption of the new M&A is subject to and conditional upon the SEHK listing.

The EGM will be held on the 4th Floor, Hutchison House, 5 Hester Road, Battersea, London SW11 4AN, U.K.. The documents can be accessed from the website of Chi-Med at www.chi-med.com/investors/event-information.

Terms used in this announcement shall, unless the context otherwise requires, bear the meanings given to them in the circular.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products.  Its Innovation Platform, Hutchison MediPharma, has about 420 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world. Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market, Chi-Med is headquartered in Hong Kong and majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1).  For more information, please visit: www.chi-med.com.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events.  Actual results or developments may differ materially from those projected or implied in these forward-looking statements.  Factors that may cause such a difference include risks and uncertainties related to completion of the SEHK’s review of Chi-Med’s listing application and completion of the Offering (including the terms of the Offering), market conditions, shareholders’ approval of the share split and other proposals included in the EGM circular, and the risk that the share split will not make Chi-Med’s shares appealing to smaller investors or will not increase liquidity. More information about the risks and uncertainties faced by Chi-Med will be contained or incorporated by reference in the preliminary prospectus filed with the SEHK and preliminary prospectus supplement filed with the SEC, in each case related to the Offering, when completed.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the SEHK, SEC and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

The securities referred to herein may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.  Any public offering of securities to be made in the United States will be made by means of a prospectus and a prospectus supplement.  Such prospectus and a prospectus supplement will contain or incorporate by reference detailed information about the Company and its management and financial statements.

This announcement is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

IMPORTANT NOTICE

No prospectus required for the purposes of the Prospectus Directive or admission document will be made available in connection with the matters contained in this announcement.  For these purposes, the term "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the term "2010 PD Amending Directive" means Directive 2010/73/EU.

No money, securities or other consideration is being solicited, and, if sent in response to the information contained in this announcement, will not be accepted.

FOR READERS IN THE EUROPEAN ECONOMIC AREA

In any European Economic Area Member State that has implemented the Prospectus Directive, this announcement is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive.  The term "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each relevant Member State), together with any relevant implementing measure in the relevant Member State.

FOR READERS IN THE UNITED KINGDOM

This announcement, insofar as it constitutes an invitation or inducement to enter into investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the securities which are the subject of the potential Offering described in this announcement or otherwise, is being directed only at (i) persons who are outside the United Kingdom or (ii) persons who have professional experience in matters relating to investments who fall within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc.) of the Order; or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as "relevant persons"). Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

FOR READERS IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC")

This announcement shall not be deemed as public invitation or inducement to enter into investment activity, nor shall the publication of this announcement be deemed as offering securities consultation-related services in the PRC (for the purpose of this announcement only, excluding Hong Kong, Macau and Taiwan).  The securities which are the subject of the potential offering described in this announcement may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

CONTACTS

Investor Enquiries
	Mark Lee, Senior Vice President, Corporate Finance & Development	+852 2121 8200
	Annie Cheng, Vice President, Corporate Finance & Development	+1 (973) 567 3786
	David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
	Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
	UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
	Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Hong Kong & Asia ex-China	– Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	– Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
	Mainland China – Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
	Richard Gray / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500